                                                                    Exhibit 12-B

                        Atlantic City Electric Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)

                                                 12 Months
                                                   Ended                    Year Ended December  31,
                                                  June 30,    ------------------------------------------------------------
                                                    2001         2000         1999         1998         1997        1996
                                                 --------     --------     --------     --------     --------     --------
Income before extraordinary item                 $ 71,377     $ 54,434     $ 63,930     $ 30,276     $ 85,747     $ 75,017
                                                 --------     --------     --------     --------     --------     --------
Income taxes                                       56,517       36,746       49,326       18,178       50,442       36,958
                                                 --------     --------     --------     --------     --------     --------
Fixed charges:
  Interest on long-term debt
    including amortization of
    discount, premium and
    expense                                        69,611       76,178       60,562       63,940       64,501       64,847
  Other interest                                    4,149        4,518        3,837        3,435        3,574        4,019
  Preferred dividend require-
    ments of subsidiary
    trusts                                          7,619        7,619        7,634        6,052        5,775        1,428
                                                 --------     --------     --------     --------     --------     --------
    Total Fixed charges                            81,379       88,315       72,033       73,427       73,850       70,294
                                                 --------     --------     --------     --------     --------     --------
Earnings before extraordinary
  item, income taxes and
  fixed charges                                  $209,273     $179,495     $185,289     $121,881     $210,039     $182,269
                                                 ========     ========     ========     ========     ========     ========
Fixed charges                                    $ 81,379     $ 88,315     $ 72,033     $ 73,427     $ 73,850     $ 70,294

Preferred dividend requirements                     3,820        3,571        3,777        5,289        7,506       14,214
                                                 --------     --------     --------     --------     --------     --------

                                                 $ 85,199     $ 91,886     $ 75,810     $ 78,716     $ 81,356     $ 84,508
                                                 ========     ========     ========     ========     ========     ========
Ratio of earnings to fixed charges
  and preferred dividends                            2.46         1.95         2.44         1.55         2.58         2.16


For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.